SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

ggerstman@sidley.com (312) 853-2060	FOUNDED 1866

May 18, 2012

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Riedler

Re:	SXC Health Solutions Corp.
Registration Statement on Form S-4
Filed May 7, 2012
File No. 333-181189

Ladies and Gentlemen:

On behalf of SXC Health Solutions Corp. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated May 15, 2012 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

As previously discussed with the Staff, we would anticipate that the Company would file an amendment to the Registration Statement (the “Amendment”) reflecting the changes described herein and in the exhibits attached hereto, as well as additional changes required to update the disclosure contained in the Registration Statement. It is our hope that, following the filing of the Amendment, all responsive material will have been provided and that the Company would be in a position to obtain an effective date of the Registration Statement and to complete a definitive filing.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italicized font type. All page references in the responses set forth below refer to page numbers in the Registration Statement, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2012.

General

1.	We note your May 7, 2012 correspondence pursuant to which you alerted the Staff of your intention to submit to the Staff a request for relief with respect to (i) any requirement under Regulation S-X to include or incorporate by reference into the Registration Statement the Q3 2011 WHI Other Interim Financial Statements and (ii) certain matters relating to the presentation of the Q3 2011 WHI Income Statement. Please note we will not be in a position to consider acceleration of the registration statement until this request for relief has been resolved.

RESPONSE: The request for relief was granted in a letter dated May 15, 2012 from Mr. Todd E. Hardiman, Associate Chief Accountant of the Commission. Upon request of the Staff, the Company will provide a copy of such letter to the Staff on a supplemental basis.

Exhibit 5.1. Form of Opinion of Lackowicz & Hoffman

2.	Counsel’s opinion states that the shares covered by the registration statement will, “when duly authorized by the Corporation in accordance with its articles and the Yukon Business Corporations Act … be legally issued, fully paid and non-assessable shares in the capital of the Corporation.” As such, counsel conditions its opinion on due authorization by the Corporation. This is an improper qualification of the opinion. As discussed in Section II.B. of Staff Legal Bulletin No. 19 (October 14, 2011), the staff understands the phrase “legally issued” to mean, in part, that securities are duly authorized, which means that the Corporation has the power to issue the shares and has taken all corporate actions necessary to create that power. Counsel’s opinion, by contrast, assumes all necessary action on the part of the Corporation and is therefore inappropriate. Please provide a revised opinion that states that the shares covered by the registration statement will be, when issued and delivered against payment therefor, duly authorized.

RESPONSE: The Company has provided, on a supplemental basis, a revised form of opinion of Lackowicz & Hoffman in response to the Staff’s comment. See the attached Exhibit A. If this form of opinion is acceptable to the Staff, the Company would expect to include the final, dated and signed version of such opinion in the Amendment.

Exhibit 8.1. Form of Opinion of Sidley Austin LLP

Exhibit 8.2. Form of Opinion of Milbank, Tweed, Hadley & McCloy LLP

3.

We note that each counsel appears to be providing a “short-form” opinion, as contemplated by Section III.B.2. of Staff Legal Bulletin 19. Accordingly, please provide revised opinions which clearly state that the disclosure included in the registration statement is counsel’s opinion and revise the disclosure included in the registration statement under the heading “Taxation” to clearly identify and articulate the opinion being rendered. If counsel is unable, due to uncertainties related to the subsequent merger of the surviving corporation with Merger LLC, to provide an opinion as to the tax consequences of the transaction or the subsequent merger at or before the time of effectiveness of the registration statement, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In this regard, please see Section III.C.4 of Staff Legal Bulletin No. 19. In such cases, the staff expects counsel to explain why it cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. As it currently reads, the disclosure in the registration statement describes the tax consequences if the transactions contemplated by the merger agreement are deemed a “reorganization” and if such transactions are not deemed a “reorganization,” but does not provide an opinion as to which outcome will occur or is most likely to occur. Please also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

RESPONSE: With respect to the first two sentences of the Staff’s comment, each of the Exhibit 8.1 and 8.2 opinions of counsel has been revised to clarify that the relevant statements set forth in the Registration Statement constitute its opinion, and we would propose to include corresponding language in the Amendment. See the attached Exhibit B, containing the revised form of opinion of Sidley Austin LLP, and the attached Exhibit C, containing the revised form of opinion of Milbank, Tweed, Hadley & McCloy LLP. If these forms of opinions are acceptable to the Staff, the Company would expect to include the final, dated and signed versions of such opinions in the Amendment. Also attached as Exhibit D to this letter is the proposed revised tax disclosure to be included in the Amendment.

With respect to the remainder of the Staff’s comment, the Company notes that the subsequent merger will not occur, and the proposed transactions will not be treated as a tax-deferred “reorganization,” unless tax counsel are able to deliver the opinions set forth in the merger agreement and described in the Registration Statement (see pages 18 and 95-99). Whether counsel are able to deliver those opinions will depend on the necessary circumstances existing at the time of the merger (set forth on page 96). The existence of those circumstances cannot be determined until the time of the merger, will depend on events outside the control of the parties (for example, relative market values and share ownership of the companies), and will determine whether opinions can or cannot be provided at all. The uncertainty as to whether those circumstances will exist is not the type of uncertainty that is intended to be addressed by issuing, for example, a “more likely than not” rather than a “should” opinion at the time of effectiveness of the Registration Statement. Section III.C.4. of the Staff Legal Bulletin No. 19 (“SLB No. 19”) indicates that tax counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty where there is a lack of authority directly addressing the tax consequences of the transactions, conflicting authority or significant doubt about the tax consequences of the transaction. The uncertainty here is not of that type.

Instead, because of the nature of the uncertainty, the Company believes that it is consistent with SLB No. 19 to address the uncertainty through disclosure such as that in the Registration Statement rather than through an opinion issued at the time of effectiveness of the Registration Statement. Section III.C.1. of SLB No. 19 contemplates that in certain circumstances it may not be possible for counsel to render an opinion on a material tax consequence of a transaction where the facts are currently unknown. In addition, Section

III.C.1. of SLB No. 19 provides that in circumstances where an opinion cannot be rendered because facts are currently unknown, the opinion should provide the reason for the author’s inability to opine and should discuss the possible alternatives and risks to investors of that tax consequence. The Company respectfully submits to the Staff that the disclosure in the Registration Statement includes a discussion of such reasons, alternatives and risks (see page 96, setting forth the circumstances that must exist; pages 96-99, discussing the alternative tax consequences if the transactions do, and do not, qualify as a “reorganization;” and the risk factor disclosure on page 36).

If the necessary circumstances exist as described on page 96 of the Registration Statement, each tax counsel will be able to deliver its respective opinion which, in the case of special counsel to Catalyst, will include an opinion that the merger and the subsequent merger, taken together, should be treated as a “reorganization.” Because the opinion, if given, would provide a “should” rather than “will” level of certainty, consistent with Section III.C.4. of SLB No. 19, the Registration Statement disclosure indicates that counsel will not be able to conclude with certainty that the proposed transactions will qualify as a “reorganization” and the reason it will not be able to do so. That explanation is included in a risk factor (page 36) and in the discussion of the material U.S. federal income tax consequences of the transactions (pages 95-99). Certain clarifying disclosures have also been made in the proposed revised disclosures in Exhibit D attached to this letter.

*  *  *  *  *

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2060, Scott Williams at (312) 853-7783 or Michael Heinz at (312) 853-2071.

Very truly yours,

/s/ Gary D. Gerstman

Gary D. Gerstman

cc: Jeffrey Park, SXC Health Solutions Corp. (by email)

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